Exhibit 10.26

<u>DIRECTOR COMPENSATION BENEFITS AGREEMENT</u>

This Agreement is made and entered into effective as of September 29, 2004 by and between Heritage Commerce Corporation ("the Bank"), and Robert T. Moles, an individual residing in the State of California (the "Director").

<u>R E C I T A L S</u>

WHEREAS, the Director is a member of the Board of Directors of the Bank (hereinafter the "Board") and has served in such capacity since September 2004;

WHEREAS, the Bank desires to establish a compensation benefit program for directors who are not also officers or employees of the Bank in order to attract and retain individuals with extensive and valuable experience as directors; and

WHEREAS, the Director and the Bank wish to specify in writing the terms and conditions upon which this additional compensatory incentive will be provided to the Director;

NOW, THEREFORE, in consideration of the services to be performed by the Director in the future, as well as the mutual promises and covenants contained herein, the Director and the Bank agree as follows:

<u>A G R E E M E N T</u>

1. <u>Terms and Definitions</u>.

1.1 <u>Administrator</u>. The Bank shall be the "Administrator' and, solely for the purposes of ERISA as defined in subparagraph 1.9 below, the Named Fiduciary of this Agreement where a fiduciary is required by ERISA.

1.2 <u>Applicable Percentage</u>. The term "Applicable Percentage" shall mean that percentage which corresponds with number of "Years of Service" completed as of the date the Director Separates from Service, or it shall be One Hundred Percent (100%), as stipulated herein for certain described events, including but not limited to: (i) a Termination Pursuant to a Change in Control (as defined herein), provided payments have not yet begun hereunder or (ii) upon the Director becoming Disabled while serving on the Board.

The Applicable Percentage shall remain in effect until an adjustment occurs upon the completion of each Year of Service (as defined herein), and until Director has reached the maximum Applicable Percentage of One-Hundred Percent (100%) after Nine (9) Years of Service. Subject to the forgoing, the Applicable Percentage shall be determined in accordance with the following schedule:

Completed Years of Service	Applicable Percentage
Less Than One	10%
One	20%
Two	30%
Three	40%
Four	50%
Five	60%
Six	70%
Seven	80%
Eight	90%
Nine	100%

1.3 <u>Change in Control</u>. For the purposes of this Agreement, the term "Change in Control" shall be defined as follows:

(A) The acquisition of more than fifty percent (50%) of the value or voting power of the Bank's stock by a person or group;

(B) The acquisition in a period of twelve (12) months or less of at least thirty- five percent (35%) of the Bank's stock by a person or group;

(C) The replacement of a majority of the Bank's board in a period of twelve (12) months or less by Directors who were not endorsed by a majority of the current board members: or

(D) The acquisition in a period of twelve (12) months or less of forty percent (40%) or more of the Bank's assets by an unrelated entity.

For the purpose of this Agreement, transfers made on account of deaths or gifts, transfers between family members or transfers to a qualified retirement plan maintained by the Bank shall not be considered in determining whether there has been a Change in Control.

1.4 <u>The Code</u>. The "Code' shall mean the Internal Revenue Code of 1986, as amended (the "Code").

1.5 <u>Director Benefit</u>. The term "Director Benefit" shall mean the annual benefit paid out to the Director pursuant to this Agreement. Unless specified otherwise by the terms of this Agreement and according to the circumstances giving rise to the Separation from Service, the Director Benefit shall be calculated by multiplying [he following: (Director's Years of Service) X (One Thousand Dollars) X (Applicable Percentage). The Director Benefit shall continue to increase as each Year of Service is completed. In addition. The annual amount of Director Benefits payable under this Agreement shall be increased at the rate of two percent (2%) each year from the date of commencement of payments until the death of the Director.

As previously stated, the actual amount of the Director Benefit to be paid shall be determined at the time Director Separates from Service as a Director, and shall be determined according to the circumstances giving rise to the Separation from Service and the relevant Applicable Percentage schedule. Furthermore, the benefit shall be reduced to the extent: (i) required under the other provisions of this Agreement; (ii) required by reason of the lawful order of any regulatory agency or body having jurisdiction over the Bank; or (iii) required in order for the Bank to properly comply with any and all applicable state and federal laws, including, but not limited to, income, employment and disability income tax laws (e.g., FICA, FUTA, SDI).

1.6 <u>Disability/Disabled</u>. For the purposes of this Agreement, a Director will be considered Disabled if:

(A) He is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or

(B) He is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering directors of the Bank.

1.7 <u>Early Retirement</u>. The term "Early Retirement" shall mean the Director's Separation from Service as a member of the Board of Directors for any reason other than a Removal for Cause, as a result of a Disability or Pursuant to a Change in Control, and a date which occurs prior to the Director attaining sixty-two (62) years of age, but after the Director has attained fifty-five (55) years of age.

1.8 <u>Effective Date</u>. The term "Effective Date" shall mean the date first written above.

1.9 <u>ERISA</u>. The term "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

1.10 <u>Normal Retirement Date and Normal Retirement Ate</u>. The terms "Normal Retirement" and/or "Normal Retirement Date" shall refer to the date which the Director Separates from Service as a member of the Board of Directors for any reason other than a Removal for Cause, as a result of a Disability or Pursuant to a Change in Control, and a date on or after which Director attains the age of Sixty-Two (62) (the "Normal Retirement Age").

1.11 <u>Plan Year</u>. The term "Plan Year" shall mean the Bank's fiscal year.

1.12 <u>Removal for Cause</u>. The term "Removal for Cause or "Removed for Cause" shall mean termination of the Director's service as a member of the Board of Directors of the Bank by reason of any of the following:

(A) The willful, intentional and material breach or the habitual and continued neglect by the Director of his duties;

(B) The Director's willful and intentional violation of (1) any State or Federal banking or securities Laws, or of the Bylaws, rules, policies or resolutions of Bank, or the rules or regulations of the California Commissioner of Financial Institutions, Board of Governors or the Federal Reserve System, Federal Deposit Insurance Corporation, or other regulatory agency or governmental authority having jurisdiction over the Bank, which has a material adverse effect upon the Bank;

(C) The Director's conviction of (i) any felony or (ii) a crime involving moral turpitude, or the Director's willful and intentional commission a fraudulent or dishonest act; or

(D) The Director's willful and intentional disclosure, without authority, of any secret or confidential information concerning Bank or taking any action which the Bank's Board of Directors determines, in its sole discretion and subject to good faith, fair dealing and reasonableness. Constitutes unfair competition with or induces any customer to breach any contract with the Bank.

1.13 <u>Separates From Service or Termination of Service</u>. The terms "Separates from Service" or a "Termination" of service shall refer to the Director ceasing to serve as a member of the Board of Directors for any reason.

1.14 <u>Termination Pursuant to a Change in Control</u>. A Termination shall be deemed to be "Pursuant to a Change in Control" if, within two (2) years following the occurrence of a Change in Control, the Director is removed from the Board for reasons other than a Removal for Cause.

1.15 <u>Termination Without Cause</u>. A Termination shall be deemed to be "Without Cause" if, prior Normal Retirement Age, the Director is terminated by the Bank for reasons other than a Termination for Cause, a Disability, or Pursuant to a Change in Control.

1.16 <u>Years of Service</u>. The term "Years of Service" shall mean the twelve (12) consecutive month period beginning on the date on which Director becomes a member of the Board of Directors of the Bank. and any twelve (12) month anniversary thereof, during which time Director has consecutively served on the Board.

2. <u>Scope, Purpose and Effect</u>.

2.1 <u>Contract of Employment</u>. Although this Agreement is intended to provide the Director with an additional incentive to continue to serve as a member of the Board of Directors, this Agreement shall not be deemed to constitute a contract of employment between the Director and the Bank nor shall any provision of this Agreement restrict the right of the Bank to remove or cause the removal of the Director including, without limitation, by (i) refusal to nominate the Director for election for any successive term of office as a member of the Board of Directors of the Bank, or (ii) complying with an order or other directive from a court of competent jurisdiction or any regulatory authority having jurisdiction over the Bank which requires the Bank to take action to remove the Director.

2.2 <u>Fringe Benefit</u>. The benefits provided by this Agreement are granted by the Bank as a fringe benefit to the Director and are not a part of any salary reduction plan or any arrangement deferring a bonus or a salary increase. The Director has no option to take any current payments or bonus in lieu of the benefits provided by this Agreement.

3. <u>Payments Upon Early or Normal Retirement</u>. In the event the Director continues to serve as a member of the Board of Directors until qualifying for Early or Normal Retirement pursuant to the terms of Paragraphs 1.7 and 1.10 above, then (excluding a termination under the provisions of paragraph 4, 5.3 or 5.4 herein), upon a Separation from Service, Director shall be entitled to be paid the Applicable Percentage of the Director Benefit based on his Years of Service. Payments shall be made in substantially equal monthly installments on the first day of each month, commencing the later of the Director's attainment of Age Sixty-Two (62) or the month following the month in which the Director Separates from Service and shall continue monthly until Director's death.

4. <u>Payments in the Event of Disability</u>. In the event the Director becomes disabled at any time after the Effective Date of this Agreement and while serving as a Director, then the Applicable Percentage of the Director Benefits shall be One Hundred Percent (100%). The Director Benefit shall be paid in substantially equal monthly installments on the first day of each month, commencing the later of the Director's attainment of Age Sixty-Two (62) or the month following the month in which the Director Separates from Service. Payments shall then continue monthly until Director's death.

5. <u>Payments in the Event Service is Terminated Prior to Retirement</u>. As indicated in subparagraph 2.1 above, the Bank reserves the right to remove or cause the removal of the Director under certain circumstances, at any time prior to the Director's Retirement. In the event that the service of the Director shall be Terminated, other than by reason of death, Disability or Retirement, prior to the Director qualifying for Early or Normal Retirement, then this Agreement shall terminate upon the date of such termination; provided, however, that the Director shall be entitled to the following benefits as may be applicable depending upon the circumstances surrounding the Director's termination:

5.1 <u>Termination Without Cause</u>. If the Director is Terminated Without Cause at any time, then he shall be entitled to be paid the Applicable Percentage of the Director Benefits, in substantially equal monthly installments on the first day of each month, commencing the later of the Director's attainment of Age Sixty-Two (62) or the month following the month in which the Director Terminates. Payments shall then continue until Director's death.

5.2 <u>Voluntary Termination by the Director</u>. If the Director's service is terminated by voluntary resignation and such resignation is not subject to the provisions of subparagraph 5.4 below, the Director shall be entitled to be paid the Applicable Percentage of the Director Benefits, in substantially equal monthly installments on the first day of each month, commencing the later of the Director's attainment of Age Sixty-Two (62) or the month following the month in which the Director terminates, Payments shall then continue until Director's death.

5.3 <u>Removal for Cause</u>. The Director agrees that if the Director's service as a member of the Board of Directors of the Bank is terminated as a result of a "Removal for Cause, as defined in subparagraph 1.12 of this Agreement, the Director shall forfeit any and all rights and benefits the Director may have under the terms of this Agreement and shall have no right to be paid any of the amounts which would otherwise be due or paid to the Director by the Bank pursuant to the terms of this Agreement.

5.4 <u>Termination Pursuant to a Change in Control</u>. In the event the Directors service as a member of the Board of Directors of the Bank is Terminated Pursuant to a Change in Control, then the Director shall be entitled to be paid a One Hundred Percent (100%) Applicable Percentage of the Director Benefits, in substantially equal monthly installments on the first day of each month, commencing the later of the Director's attainment of Age Sixty-Two (62) or the month following the month in which the Director terminates. Payments shall then continue until Director's death.

6. Section 280G Benefits Reduction. If all or any portion of the amounts payable to the Director under this Agreement, either alone or together with other payments which the Director has the right to receive from the Bank. constitute "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), that are subject to the excise tax imposed by Section 4999 of the Code (or similar tax and/or assessment), Director shall be responsible for the payment of such excise tax and Bank (and its successor) shall be responsible for any loss of deductibility related thereto; provided, however, that Bank and Director shall cooperate with each other and use all reasonable efforts to minimize to the fullest extent possible the amount of excise tax imposed by Section 4999 of the Code. If, at a later date, it is determined (pursuant to final regulations or published rulings of the Internal Revenue Service, final judgment of a court of competent jurisdiction, or otherwise) that the amount of excise taxes payable by the Director is greater than the amount initially so determined, then the Director shall pay an amount equal to the sum of such additional excise taxes and any interest, fines and penalties resulting from such underpayment. The determination of the amount of any such excise taxes shall be made by the independent accounting firm employed by the Bank immediately prior to the change in control or such other independent accounting firm or advisor as may be mutually agreeable to Bank and Director in the exercise of their reasonable good faith judgment.

7. Right To Determine Funding Methods. The Bank reserves the right to determine, in its sole and absolute discretion, whether, to what extent and by what method, if any, to provide for the payment of the amounts which may be payable to the Director under the terms of this Agreement. In the event that the Bank elects to fund this Agreement, in whole or in part, through the use of life insurance or annuities, or both, the Bank shall determine the ownership and beneficial interests of any such policy of life insurance or annuity. The Bank further reserves the right, in its sole and absolute discretion, to terminate any such policy, and any other device used to fund its obligations under this Agreement, at any time, in whole or in part. Consistent with Paragraph 9 below, the Director shall have no right, title or interest in or to any funding source or amount utilized by the Bank pursuant to this Agreement, and any such funding source or amount shall not constitute security for the performance of the Bank's obligations pursuant to this Agreement. In connection with the foregoing, the Director agrees to execute such documents and undergo such medical examinations or tests which the Bank may request and which may be reasonably necessary to facilitate any funding for this Agreement including, without limitation, the Bank's acquisition of any policy of insurance or annuity. Furthermore, a refusal by the Director to consent to, participate in and undergo any such medical examinations or tests shall result in the immediate termination of this Agreement and the immediate forfeiture by the Director of any and all rights to payment hereunder.

8. Claims Procedure. The Bank shall, but only to the extent necessary to comply with ERISA, be designated as the named fiduciary under this Agreement and shall have authority to control and manage the operation and administration of this Agreement. In the event a dispute arises over benefits under this Agreement and benefits are not paid to the Director and Director feels he is entitled to receive such benefits, then a written claim must be made to the Named Fiduciary and Plan Administrator named above within forty-five (45) days from the date payments are refused. The Named Fiduciary and Plan Administrator shall review the written claim and if the claim is denied, in whole or in part, they shall provide in writing within forty- five (45) days of receipt of such claim the specific reasons for such denial, reference to the provisions of this Agreement upon which the denial is based and any additional material or information necessary to perfect the claim. Such written notice shall further indicate the additional steps to be taken by claimants if a further review of the claim denial is desired. A claim shall be deemed denied if the Named Fiduciary and Plan Administrator fail to take any action within the aforesaid forty-five (45) day period.

If claimants desire a second review they shall notify the Named Fiduciary and Plan Administrator in writing within forty-five (45) days of the first claim denial. Claimants may review this Agreement or any documents relating thereto and submit any written issues and comments it may feel appropriate. In their sole discretion, the Named Fiduciary and Plan Administrator shall then review the second claim and provide a written decision within forty-five (45) days of receipt of such claim. This decision shall likewise state the specific reasons for the decision and shall include reference to specific provisions of the Agreement upon which the decision is based.

9. Status as an Unsecured General Creditor. Notwithstanding anything contained herein to the contrary: (i) Director shall have no legal or equitable rights, interests or claims in or to any specific property or assets of the Bank as a result of this Agreement; (ii) none of the Bank's assets shall be held in or under any trust for the benefit of the Director or held in any way as security for the fulfillment of the obligations of the Bank under this Agreement; (iii) all of the Bank's assets shall be and remain the general unpledged and unrestricted assets of the Bank; (iv) the Bank's obligation under this Agreement shall be that of an unfunded and unsecured promise by the Bank to pay money in the future; and (v) the Director shall be unsecured general creditors with respect to any benefits which may be payable under the terms of this Agreement.

Notwithstanding subparagraphs (i) through (v) above, the Bank and the Director acknowledge and agree that upon request of the Director at any time during the term of this Agreement, a Rabbi Trust (the "Trust") shall be established upon such terms and conditions as may be mutually agreeable between the Bank and the Director in order to permit the Bank to make contributions and/or transfer assets to the Trust to discharge its obligations pursuant to this Agreement. The principal of the Trust and any earnings thereon shall be held separate and apart from other funds of the Bank to be used exclusively for discharge of the Bank's obligations pursuant to this Agreement and shall continue to be subject to the claims of the Bank's general creditors until paid to the Director in such manner and at such times as specified in this Agreement.

10. Miscellaneous.

10.1 Opportunity To Consult With Independent Advisors. The Director acknowledges that he has been afforded the opportunity to consult with independent advisors of his choosing including, without limitation, accountants or tax advisors and counsel regarding both the benefits granted to him under the terms of this Agreement and the (i) terms and conditions which may affect the Director's right to these benefits and (ii) personal tax effects of such benefits including, without limitation, the effects of any federal or state taxes, Section 280G of the Code, and any other taxes, costs, expenses or liabilities whatsoever related to such benefits, which in any of the foregoing instances the Director acknowledges and agrees shall be the sole responsibility of the Director notwithstanding any other term or provision of this Agreement. The Director further acknowledges and agrees that the Bank shall have no liability whatsoever related to any such personal tax effects or other personal costs, expenses, or liabilities applicable to the Director and further specifically waives any right for the Director, himself, and his heirs, legal representatives, agents, successors, and assigns to claim or assert liability on the part of the Bank related to the matters described above in this subparagraph 10.1. The Director further acknowledges and agrees that he has read, understands and consents to all of the terms and conditions of this Agreement, and that he enters into this Agreement with a full understanding of its terms and conditions

10.2 <u>Arbitration of Disputes</u>. All claims, disputes and other matters in question arising out of or relating to this Agreement or the breach or interpretation thereof, other than those matters which are to be determined by the Bank in its sole and absolute discretion, shall be resolved by binding arbitration before a representative member, selected by the mutual agreement of the parties. Of the Judicial Arbitration and Mediation Services, Inc. ("JAMS"), located in San Francisco. California. In the event JAMS is unable or unwilling to conduct the arbitration provided for under the terms of this Paragraph, or has discontinued its business, the parties agree that a representative member, selected by the mutual agreement of the parties, of the American Arbitration Association ("AAA"), located in San Francisco, California, shall conduct the binding arbitration referred to in this Paragraph. Notice of the demand for arbitration shall be filed in writing with the other party to this Agreement and with JAMS (or AAA, if necessary). In no event shall the demand for arbitration be made after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be barred by the applicable statute of limitations. The arbitration shall be subject to such rules of procedure used or established by JAMS, or if there are none, the rules of procedure used or established by AAA. Any award rendered by JAMS or AAA shall be final and binding upon the parties, and as applicable, their respective heirs, legal representatives, agents, successors and assigns, and may be entered in any court having jurisdiction thereof. The obligation of the parties to arbitrate pursuant to this clause shall be specifically enforceable in accordance with, and shall be conducted consistently with, the provisions of Title 9 of Part 3 of the California Code of Civil Procedure. Any arbitration hereunder shall be conducted in San Jose. California, unless otherwise agreed to by the parties.

10.3 <u>Attorneys' Fees</u>. In the event of any arbitration or litigation concerning any controversy, claim or dispute between the parties hereto, arising out of or relating to this Agreement or the breach hereof, or the interpretation hereof, the prevailing party shall be entitled to recover from the non-prevailing party reasonable expenses, attorneys' fees and costs incurred in connection therewith or in the enforcement or collection of any judgment or award rendered therein. The "prevailing party" means the party determined by the arbitrator(s) or court, as the case may be, to have most nearly prevailed, even if such party did not prevail in all matters, not necessarily the one in whose favor a judgment is rendered.

10.4 <u>Notice</u>. Any notice required or permitted of either the Director or the Bank under this Agreement shall be deemed to have been duly given, if by personal delivery, upon the date received by the party or its authorized representative; if by facsimile, upon transmission to a telephone number previously provided by the party to whom the facsimile is transmitted as reflected in the records of the party transmitting the facsimile and upon reasonable confirmation of such transmission; and if by mail, on the third day after mailing via U.S first class mail, registered or certified, postage prepaid and return receipt requested, and addressed to the party at the address given below for the receipt of notices, or such changed address as may be requested in writing by a party.


If to the Bank: Heritage Commerce Corp

           150 Almaden Boulevard

           San Jose, California 95113

           Attn: President

If to the Director: _____

           _____

           _____


10.5 <u>Assignment</u>. The Director shall have no power or right to transfer, assign, anticipate, hypothecate, modify, or otherwise encumber any part or all of the amounts payable hereunder, nor, prior to payment in accordance with the terms of this Agreement, shall any portion of such amounts be: (I) subject to seizure by any creditor of the Director, by a proceeding at law or in equity, for the payment of any debts, judgments, alimony or separate maintenance obligations which may be owed by the Director; or (ii) transferable by operation of law in the event of bankruptcy, insolvency or otherwise. Any such attempted assignment or transfer shall be void and unenforceable without the prior written consent of the Bank. The Bank's consent, if any, to one or more assignments or transfers shall not obligate the Bank to consent to or be construed as the Banks consent to any other or subsequent assignment or transfer.

10.6 <u>Binding Effect/Merger or Reorganization</u>. This Agreement shall be binding upon and inure to the benefit of the Director and the Bank and, as applicable, their respective heirs, legal representatives, agents, successors, and assigns. Accordingly, the Bank shall not merge or consolidate into or with another corporation, or reorganize or sell substantially all of its assets to another corporation, firm, or person, unless and until such succeeding or continuing corporation, firm, or person agrees to assume and discharge the obligations of the Bank under this Agreement. Upon the occurrence of such event, the term "Bank" as used in this Agreement shall be deemed to refer to such surviving or successor firm, person, entity or corporation.

10.7 <u>Nonwaiver</u>. The failure of either party to enforce at any time or for any period of time any one or more of the terms or conditions of this Agreement shall not be a waiver of such term(s) or condition(s) or of that party's right thereafter to enforce each and every term and condition of this Agreement.

10.8 <u>Partial Invalidity</u>. If any term, provision, covenant, or condition of this Agreement is determined by an arbitrator or a court, as the case may be, to be invalid, void, or unenforceable, such determination shall not render any other term, provision, covenant, or condition invalid, void or unenforceable, and the Agreement shall remain in full force and effect notwithstanding such partial invalidity.

10.9 <u>Entire Agreement</u>. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties with respect to the subject matter of this Agreement and contains all of the covenants and agreements between the parties with respect thereto. Each party to this Agreement acknowledges that no other representations, inducements, promises, or agreements, oral or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not set forth herein, and that no other agreement, statement, or promise not contained in this Agreement shall be valid or binding on either party.

10.10 <u>Modifications</u>. Any modification of this Agreement shall be effective only if it is in writing and signed by each party or such party's authorized representative.

10.11 <u>Paragraph Headings</u>. The paragraph headings used in this Agreement are included solely for the convenience of the parties and shall not affect or be used in connection with the interpretation of this Agreement.

10.12 <u>No Strict Construction</u>. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any person.

10.13 <u>Governing Law</u>. The laws of the State of California, other than those laws denominated choice of law rules, and, where applicable, the rules and regulations of the California Commissioner of Financial Institutions and the Federal Deposit Insurance Corporation shall govern the validity, interpretation, construction and effect of this Agreement.

10.14 <u>Gender</u>. Whenever in this Agreement words are used in the masculine, feminine or neuter gender, they shall be read and construed as in the masculine, feminine or neuter gender, whenever they should so apply.

11. <u>Internal Revenue Code Section 409A Compliance</u>. Notwithstanding any provision existing in this Agreement or any amendment thereto, it is the intent of the Bank and the Director that any payment or benefit provided pursuant to this Agreement shall be made and paid in a manner, at a time and in a form which complies with the applicable requirements of IRC Section 409A, in order to avoid any unfavorable tax consequences resulting from any such failure to comply. Furthermore, for the purposes of this Agreement, IRC Section 409A shall be read to include any related or relevant IRS Notices (including but not limited to Notice 2006- 79) and the currently proposed regulations.

In accordance with the current restrictions on payouts of deferred compensation, and with respect to any plan amendment or election in 2006, such amendment or election may not act as to accelerate any payments or cause any payment to be made in 2006 that would not otherwise be payable in 2006. Furthermore, and in accordance with IRS Notice 2006-79, this restriction also applies to payments following a separation from service, and similarly applies to elections/amendments and payments made and to be made in 2007. In the event of any modification or amendment in 2006 (or 2007) regarding a payment to be made in 2006 (or 2007), such payment shall not be made or commence until January I, 2007 (or January 1, 2008, as applicable).

The parties reserve the right to amend this agreement as necessary in order to comply with IRC Section 409A. Furthermore, this Agreement shall be administered in compliance with IRC Section 409A and the related rules, regulations and notices. Any section of this Agreement which violates IRC Section 409A and the related rules, regulations and notices shall be void and without effect.

12. <u>Intentional Act by Director which Precludes Recovery</u>. Notwithstanding any other provision in this Agreement or anything contained in this Agreement to the contrary, in the event the Director takes any intentional action which prevents the Bank from collecting the proceeds of any life insurance policy which the Bank may happen to own at the time of the Director's death and of which the Bank is the designated beneficiary, then: (I) the Director's estate or designated beneficiary(ies) shall no longer be entitled to receive any of the amounts payable under the terms of this Agreement. and (2) the Bank shall have the right to recover from the Director's estate all of the amounts paid to the Director, the designated Beneficiary(ies) or to the Director's estate (with respect to amounts paid prior to the Director's death or paid to the Directors estate) or designated beneficiary (with respect to amounts paid to the designated beneficiary) pursuant to the terms of this Agreement prior to and after the Director's death.

IN WITNESS WHEREOF, the Director and a duly authorized Bank officer have signed this Agreement as of the written date.

HERITAGE COMMERCE CORPORATION

_____   Date:_____
By: Lawrence D. McGovern
Executive Vice President & CFO

_____   Date:_____
Director

_____   _____
Witness   Witness